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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*

                          Riviera Holdings Corporation

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                                (Name of Issuer)

                          Common Stock, $.001 par value

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                         (Title of Class of Securities)

                                    769627100
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                                 (CUSIP Number)

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 26, 2000

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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 769627100               13D                        PAGE 1  OF 6  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    William L. Westerman

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                       (a) [ ]
     Not Applicable                                                    (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)
    PF

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)
    Not Applicable.                                                         [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

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                7   SOLE VOTING POWER
  NUMBER OF
                    966,030
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    966,030
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     966,030 shares.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                   [ ]
     Not Applicable.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.7

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14   TYPE OF REPORTING PERSON (See Instructions)

     IN

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.001 per share, of Riviera Holdings Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM. 2. Identity and Background.

         (j) Name:  William L. Westerman.

         (k) Business Address:  2901 Las Vegas Blvd South, Las Vegas, Nv. 89109.

         (l) Present Principal Occupation: President and Chairman of the Board of Directors of Issuer.

         (D) Mr. Westerman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, Mr. Westerman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (j) Citizenship: United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Westerman acquired 346,030 shares of the Issuer for total consideration of $2,595,225. The source of the funds was his personal resources.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item, the Reporting Person states that he purchased shares of the Issuer for investment and he may pursue:

         (a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

however, he has no plans or proposals  which relate to or which would result in:

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



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         (d) Any change in the present  board of directors or  management of the
Issuer or any or its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in inter-dealer quotation system or a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

The Reporting Person intends continually to review his investment in the securities of the Issuer and, based on such review and the circumstances may form a plan or proposal which would relate to or result in one of the actions enumerated in paragraphs (a) through (j) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) William L. Westerman has beneficial and legal ownership of 966,030 shares of the Issuer, of which 320,000 shares are unexercised options with an option price of $13.63. Accordingly, Mr. Westerman may be deemed to own beneficially a total of 966,030 shares of the Issuer, constituting 22.7% of the Issuer's shares of common stock outstanding as of April 26, 2000.

         (b) William L. Westerman has the sole power to vote and to dispose or direct the disposition of 966,030 shares of the Issuer's common stock.

         (c) Mr. Westerman made the following purchases of the Issuer's Common Stock on the open market since February 18, 2000:

                   Date                 No. Shares       Price/Share
                   ----                 ----------       -----------
                 Feb. 18, 2000             34,000            6.50
                 Feb. 18, 2000              1,000            6.4375
                 Feb. 23, 2000                793            6.00
                 Feb. 28, 2000                  7            6.00



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         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.










                           [INTENTIONALLY LEFT BLANK]





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: May 3, 2000

                            /s/ William L. Westerman

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